# HB SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION
## PURSUANT TO SEC RULE 17a-5(d)

### DECEMBER 31, 2020

### PUBLIC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67307

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                          MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

|  | OFFICIAL USE |
|---|---|
| ONLY |  |
|  | FIRM ID. NO. |

NAME OF BROKER-DEALER:

**HB SECURITIES, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**One West Court Square; Ste 750**
(No. and Street)

**Decatur**                     **Georgia**              **30030**
(City)                          (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Herman Mannings III**                    **(404) 545-3732**
                                           (Area Code – Telephone No)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**David Lundgren & Company**
(Name – if individual, state last, first, middle name)

**505 North Mur-Len Road**          **Olathe**      **Kansas**       **66062**
(Address)                           (City)          (State)          (Zip Code)

CHECK ONE:
- [X]  Certified Public Accountant
- [ ]  Public Accountant
- [ ]  Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).





## OATH OR AFFIRMATION

I, **Herman Mannings III**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **HB Securities, LLC** as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO / CCO

Title

Sworn and subscribed to me on the

26th day of March, 2021

Notary Public

Nichole James Vickers
NOTARY PUBLIC
STATE OF GEORGIA
Fulton County
My Commission Expires 12-20-2021

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

## DAVID LUNDGREN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of HB Securities, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HB Securities, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of HB Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of HB Securities, LLC's management. Our responsibility is to express an opinion on HB Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HB Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

Schedules I, II, III, and IV have been subjected to audit procedures performed in conjunction with the audit of HB Securities, LLC's financial statements. The supplemental information is the responsibility of HB Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, II, III, and IV fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as HB Securities, LLC's auditor since 2017.

Olathe, Kansas
March 26, 2021

**HB Securities, LLC**

**Statement of Financial Condition**

**December 31, 2020**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 198,227 |
| Accounts receivable | | 307,455 |
| Deposit with clearing firm | | 25,000 |
| Total assets | $ | 530,682 |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities: | | |
| Commissions payable | $ | 190,860 |
| Accounts payable and accrued expenses | | 5,650 |
| Total liabilities | | 196,510 |
| **Member's Equity** | | 334,172 |
| Total liabilities and member's equity | $ | 530,682 |

See accompanying notes.

**HB SECURITIES, LLC**

**NOTES TO FINANCIAL STATEMENTS**

## NOTE A – Organization and nature of business

HB Securities, LLC (the "Company") is a non-clearing broker dealer registered with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the State of Nevada. The Company is a direct wholly-controlled and owned subsidiary of NMS FIN Holdings, LLC ("FIN"). FIN owned 24% ownership interest in the Company and held exclusive right to the transfer of the remaining 76% ownership interest held by J&C Global Holdings, Inc., solely subject to FINRA's approval.

Effective November 30, 2018, 100% of the ownership interest in FIN was sold to BDMGMT Partners, LLC pursuant to a membership interest purchase and acquisition agreement dated November 30, 2018. The Company changed its name from NMS Capital Advisors, LLC to HB Securities, LLC on May 28, 2020.

## NOTE B – Summary of significant accounting policies

*Basis of accounting*
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income is recorded when earned and expenses are recorded when incurred.

*Use of estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and cash equivalents*
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

*Concentration of credit risk*
The Company maintains its cash in bank deposit accounts that at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risks related to cash.

*Investments*
The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. Marketable securities have been classified as trading and are reported at fair value with unrealized appreciation or depreciation in fair value recognized in earnings.

**HB SECURITIES, LLC**

**NOTES TO FINANCIAL STATEMENTS**

**NOTE B – Summary of significant accounting policies, continued**

*Accounts receivable and allowance for doubtful accounts*
The Company reports receivables at net realizable value. The company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivable aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in operating expenses.

*Revenue recognition*
The Company has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") and the FASB's Accounting Standards Update 2016-08, *Principal vs Agent Considerations* ("ASU 2016-09"). The income reported on the Statement of Operations is comprised of private placement fees and other service fees. The Company considers revenue to be generated when the Company satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exists; b) The fee is fixed or able to be determinable; c) Performance has occurred; d) Collectability is reasonably assured.

Revenues from fees arising from private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based on the capital commitments obtained as of the closing for a respective placement when all performance obligations to the client have been completed.

Revenues from fees arising from mergers, acquisitions and other corporate reorganization transactions are recorded as success fees based on the achievement of a criteria agreed upon with the client (such as closing of the transaction when all performance obligations to the client have been completed).

*Income taxes*
The Company was formed a limited liability company. As such, the Company's income or loss and credits and deductions are passed through to its member and reported on the member's income tax return. The Company is not required to file a tax return in the Nevada Jurisdiction.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2020, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties and interest related to income taxes.

**HB SECURITIES, LLC**

**NOTES TO FINANICAL STATEMENTS**

**NOTE B – Summary of significant accounting policies, continued**

The earliest year that the Company is subject to examination is the year ended December 31, 2017.

*Subsequent event*
The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 26, 2021, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**NOTE C – Fair value measurements**

The Company follows the provisions of ASC 820, Fair Value Measurements. This standard defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine values.

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

At December 31, 2020, the Company had no level 1, 2 or 3 investments.

**NOTE D – Net capital requirements**

As a member organization of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $193,780 and exceeded the minimum net capital requirement by $180,679. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was 1.01 to 1.

HB SECURITIES, LLC

## NOTES TO FINANCIAL STATEMENTS

### NOTE E – Exemption from SEC Rule 15c3-3

The Company is a non-clearing broker dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC rule 15c3-3.

### NOTE F – Possession or control requirements

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

### NOTE G – SIPC reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

### NOTE H – Leases

The Financial Accounting Standards Board ("FASB") issued *ASU 2016-02, Leases*, and several amendments (collectively "ASU 2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the statement of financial condition.

The Company is not a party to any lease agreements that extend for a twelve-month period and rent expense has been recorded as incurred.

### NOTE I – Contingent liabilities

The Company is involved in a number of legal and regulatory proceedings concerning matters arising from the normal conduct of the Company's business activities. Although there can be no assurance as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense, and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Based upon information currently available and advice of counsel the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position or results of operation.

### NOTE J – New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses* (Topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance

# HB SECURITIES, LLC

## NOTES TO FINANCIAL STATEMENTS

### NOTE J – New Accounting Pronouncements, continued

for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changed to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and will be generally recognized earlier than under current standards. The standard is effective for the Company for fiscal years beginning after December 15, 2019. The adoption of this standard on January 1, 2020 did not have a material impact on the Company's financial statement.

**HB SECURITIES, LLC**

**EXEMPTION REPORT**

**DECEMBER 31, 2020**

# DAVID LUNDGREN & COMPANY
### CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
### 505 NORTH MUR-LEN ROAD
### OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of HB Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2020, in which (1) HB Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which HB Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) HB Securities, LLC stated that HB Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. HB Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HB Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Olathe, Kansas
March 26, 2021

Exemption Report

HB Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

With respect to clearing customer transactions on a fully disclosed basis:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception

With respect to its broker selling variable life insurance; broker selling tax shelters or limited partnerships in primary distributions; non-exchange member arranging for transactions in listed securities by exchange member; and private placement activities, the Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

HB Securities, LLC

I, Herman Mannings III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO and CCO

March 26, 2021